Exhibit 4.1

Mutual Termination and Release Agreement

This Mutual Termination and Release Agreement (this “Agreement”) is made as of June 15, 2005 by and among Matritech, Inc. and the Investors signatory to the Purchase Agreement dated March 4, 2005 (the “Purchase Agreement”). The definitions in the Purchase Agreement shall apply to this Agreement.

All of the parties to the Purchase Agreement hereby agree as follows:

1.	The parties consent to the termination of all obligations of each party to consummate and complete the Second Closing.

2.

The parties further consent, upon full execution of this Agreement, to (a) the further adjournment by Matritech, Inc. of its Annual Meeting of Stockholders, currently adjourned to June 24, 2005, to July 22, 2005 and (b) circulation by Matritech, Inc. of additional proxy materials relative to Proposal 2 contained in its Proxy Statement first mailed to Stockholders on or about April 19, 2005 to enable stockholders to vote on a revised Proposal 2 in the form attached hereto as Exhibit A. The parties further agree that the additional proxy materials will reflect that Matritech’s Board of Directors makes no recommendation for or against the revised Proposal 2. The members of the Board of Directors and management of Matritech are released from any obligation to recommend or vote for Proposal 2. Matritech agrees that it will not actively oppose or solicit opposing votes on Proposal 2.

3.

Each of the parties hereby releases, on behalf of itself, its successors, assigns, affiliates, shareholders, officers, directors, agents and employees (collectively the “Releasor Parties”), and forever discharges each other party and the placement agent for the Second Closing, Musket Research Associates, Inc., their successors, assigns, affiliates, shareholders, officers, directors, agents and employees (collectively the “Released Parties”) of and from, as it relates solely to the Second Closing and to the obligations of Matritech regarding a recommendation in favor of Proposal 2 of its Proxy Statement, any and all actions, causes of action, suits, debts, guarantees, accounts, acts, omissions, negligence, transactions, promises, agreements, warranties, damages, costs, covenants, reckonings, choses in action, executions, and any and all claims, demands and liabilities whatsoever, of every kind and nature, absolute or contingent, based on any statute, in contract or tort, in law or in equity, which the Releasor Parties or any of them now have, have had, or may have, against any other party or Musket Research Associates, Inc. from the beginning of the world to the date of this agreement; provided that, in the event a claim is asserted against a Releasor Party by a third party (i.e., a party other than a Releasor Party), relating to the Second Closing, or any actions taken with respect to the Second Closing, including, without limitation, any public announcements or filings with the Securities and Exchange Commission with respect to the transactions contemplated by the Purchase Agreement, none of the Releasor Parties shall have released its rights against the other Releasor Parties (including rights to contribution and/or indemnification) with respect to such claims.

4.

Except as expressly provided herein, the Transaction Documents from the March 4, 2005 closing, as previously amended by the Certificate of Correction dated March 22, 2005, the Amended Registration Rights Agreement dated April 18, 2005 and the revised Warrant dated April 18, 2005, will continue in full force and effect in accordance with their respective terms.

5.	This Agreement shall take effect when the last signature of all the parties to the Purchase Agreement is obtained.

6.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed via facsimile, which shall be deemed an original.

In Witness Whereof, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

Matritech, Inc.	Investor - ____________________

By:______________________	By:__________________________
Stephen D. Chubb	Name:________________________
Chief Executive Officer	Title:_________________________

Exhibit A

Revised Proposal 2:

To approve certain provisions of a financing transaction to permit (a) the removal of floors on anti-dilution provisions affecting the 670,272 shares of Series A Convertible Preferred Stock and warrants to purchase common stock issued in the First Closing and (b) the potential issuance of more than 14,100,000 shares of common stock if required to fulfill our obligations under currently outstanding Series A Convertible Preferred Stock and accompanying warrants to purchase common stock pursuant to anti-dilution provisions contained in our charter and the warrants.